932 928

3-1-02

02012137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of February, 2002

CERAMIC INTERNATIONAL, INC.
(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico
Telephone: 011 52 29 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On February 27, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending Notice to it's Ordinary, Extraordinary and Special Shareholders Meetings, published on February 27, 2002. This information was sent to the Bolsa Mexicana de Valores on February 27, 2002. A copy of this information is attached to this report as Exhibit A.
2. On February 27, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending **translation** of the Notice to it's Ordinary, Extraordinary and Special Shareholders Meetings, published on February 27, 2002. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : P.A. _______________________ .
Jesus A. Olivas
Chief Financial Officer

Date: February 27, 2002.

EXHIBIT A

Notice to it's Ordinary, Extraordinary and Special Shareholders Meetings, published on February 27, 2002.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA GENERAL ORDINARIA
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración de la misma, se convoca a los accionistas de la Serie "B" de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la **ASAMBLEA GENERAL ORDINARIA** que habrá de celebrarse en primera convocatoria el próximo 9 de Abril de 2002, a las 11:35 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Informe del Consejo de Administración relativo al ejercicio comprendido del 1º. de Enero al 31 de Diciembre del año 2001.
II. Presentación y en su caso aprobación de los Estados Financieros correspondientes al ejercicio del 1º. de Enero al 31 de Diciembre del año 2001.
III. Dictamen del Comisario por el ejercicio del 1º. de Enero al 31 de Diciembre del año 2001.
IV. Aplicación de Resultados del ejercicio del año 2001.
V. Incrementar el monto del Fondo para Recompra de Acciones Propias
VI. Designación o ratificación de Consejeros y Comisarios, propietarios y suplentes, para el siguiente período de conformidad con los estatutos sociales o hasta en tanto no sean designados o tomen posesión aquéllos que los sustituyan y determinar los emolumentos a ser pagados a los Consejeros.
VII. Informe del Consejo de Administración relativo al manejo del Fondo para recompra de Acciones propias.
VIII. Ratificación de los actos llevados a cabo por el Consejo de Administración durante el ejercicio del 2001.
IX. Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 27 de Febrero del 2002

OSCAR E. ALMEIDA CHABRE
Presidente del Consejo de Administración

Para asisitir a la Asamblea General Ordinaria los accionistas se servirán obtener la correspondiente tarjeta de admisión. en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta ciudad de Chihuahua, Chih., a más tardar el día 5 de Abril del 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expèdidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS SERIE "D"
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración, se convoca a los accionistas tenedores de acciones de la Serie "D" de Dividendo Preferente de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la **ASAMBLEA ESPECIAL ORDINARIA** que habrá de celebrarse en primera convocatoria el próximo 9 de Abril del 2002, a las 11:25 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Elección o ratificación de los Consejeros que representen a los accionistas de la Serie "D" en el Consejo de Administración para el siguiente período de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

II. Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 27 de Febrero del 2002

OSCAR E. ALMEIDA CHABRE
Presidente del Consejo de Administración

Para asistir a la Asamblea Especial Ordinaria, los accionistas de la Serie "D" se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta ciudad de Chihuahua, Chih., a más tardar el día 5 de Abril del 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS SERIE "L"

CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración, se convoca a los accionistas tenedores de acciones de la Serie "L" de Voto Limitado de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la **ASAMBLEA ESPECIAL ORDINARIA** que habrá de celebrarse en primera convocatoria el próximo 9 de Abril del 2002, a las 11:15 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Elección o ratificación de los Consejeros que representen a los accionistas de la Serie "L" en el Consejo de Administración para el siguiente período de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

II. Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 27 de Febrero del 2002

OSCAR E. ALMEIDA CHABRE

Presidente del Consejo de Administración

Para asistir a la Asamblea Especial Ordinaria, los accionistas de la Serie "L" se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta ciudad de Chihuahua, Chih., a más tardar el día 5 de Abril del 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA GENERAL EXTRAORDINARIA
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración de la misma, se convoca a los accionistas de las Series "B", "L" y "D" de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la **ASAMBLEA GENERAL EXTRAORDINARIA** que habrá de celebrarse en primera convocatoria el próximo 9 de Abril del 2002, a las 11:00 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Discusión y en su caso aprobación de la fusión de la Sociedad como Fusionante, con las Sociedades Procesadora de Materiales Cerro Grande. S.A. de C.V. e Interacabados de Noroeste, S.A. de C.V. como Fusionadas, empresas que a la fecha son subsidiarias al 100% de Internacional de Cerámica, S.A. de C.V., con la única finalidad de simplificar la operación de dichas empresas.

II. Discusión y, en su caso, aprobación del proyecto de Convenio de Fusión entre Internacional de Cerámica, S.A. de C.V. como fusionante, y Procesadora de Materiales Cerro Grande, S.A. de C.V. e Interacabados del Noroeste, S.A. de C.V. como fusionadas en los términos y condiciones incluidas en el mismo.

III. Discusión y, en su caso, aprobación de la modificación a la Cláusula Segunda de los Estatutos Sociales con la finalidad de incluir en la misma las actividades propias de Procesadora de Materiales Cerro Grande, S.A. de C.V. y de Interacabados del Noroeste, S.A. de C.V.

IV. Nombramiento de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Asimismo, por acuerdo del Consejo de Administración de la Sociedad, y en los términos de los mensionados Estatutos de la Sociedad, se convoca a los accionistas de la Serie "B" para que en esta misma Asamblea Extraordinaria desahogen los siguientes puntos del Orden del Día:

V. Discusión y en su caso aprobación de modificaciones a los Estatutos Sociales de la Sociedad, con el objeto de adecuarlas y dar cumplimiento a las disposiciones de la Ley del Mercado de Valores vigentes.

VI. Nombramiento de Delegados Especiales para formalizar los acuerdos tomados en el punto V de esta Convocatoria.

Chihuahua, Chih., 27 de Febrero del 2002

OSCAR E. ALMEIDA CHABRE
Presidente del Consejo de Administración

Para asistir a la Asamblea General Extraordinaria los accionistas se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta ciudad de Chihuahua, Chih., a más tardar el día 5 de Abril del 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS SERIE "D"

CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración, se convoca a los accionistas tenedores de acciones de la Serie "D" de Dividendo Preferente de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la Asamblea Especial Ordinaria que habrá de celebrarse en primera convocatoria el próximo 9 de abril de 2002, a las 11:25 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I.- Elección ó ratificación de los Consejeros que representen a los accionistas de la Serie "D" en el Consejo de Administración para el siguiente período de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

II.- Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 27 de febrero de 2002.

Presidente del Consejo de Administración. OSCAR E. ALMEIDA CHABRE.

Para asistir a la Asamblea Especial Ordinaria los accionistas de la Serie "D" se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta Ciudad de Chihuahua, Chih., a más tardar el día 5 de abril de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

881-1

-0-

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS SERIE "L"

CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración, se convoca a los accionistas tenedores de acciones de la Serie "L" de Voto Limitado de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la Asamblea Especial Ordinaria que habrá de celebrarse en primera convocatoria el próximo 9 de abril de 2002, a las 11:15 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I.- Elección ó ratificación de los Consejeros que representen a los accionistas de la Serie "L" en el Consejo de Administración para el siguiente periodo de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

II.- Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 27 de febrero de 2002.

Presidente del Consejo de Administración. OSCAR E. ALMEIDA CHABRE.

Para asistir a la Asamblea Especial Ordinaria los accionistas de la Serie "L" se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta Ciudad de Chihuahua, Chih., a más tardar el día 5 de abril de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

882-17

-0-

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA GENERAL ORDINARIA
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración de la misma, se convoca a los accionistas de la Serie «B» de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la Asamblea General Ordinaria que habrá de celebrarse en primera convocatoria el próximo 9 de abril de 2002, a las 11:35 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Informe del Consejo de Administración relativo al ejercicio comprendido del 1o. de enero al 31 de diciembre del año 2001.

II. Presentación y en su caso aprobación de los estatutos de los estados financieros correspondientes al ejercicio del 1o. de enero al 31 de diciembre del año 2001.

III.- Dictamen del Comisario por el ejercicio del 1o. de enero al 31 de diciembre del año 2001.

IV.- Aplicación de resultados del ejercicio del año 2001.

V.- Incrementar el monto del fondo para recompra de acciones propias.

VI.- Designación o ratificación de Consejeros y Comisarios, propietarios y suplentes, para el siguiente periodo de conformidad con los estatutos sociales o hasta en tanto no sean designados o tomen posesión aquellos que los sustituyan y determinar los emolumentos a ser pagados a los Consejeros.

VII.- Informe del Consejo de Administración relativo al manejo del fondo para recompra de acciones propias.

VIII.- Ratificación de los actos llevados a cabo por el Consejo de Administración durante el ejercicio del 2001.

IX.- Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 27 de febrero de 2002.

Presidente del Consejo de Administración. OSCAR E. ALMEIDA CHABRE.

Para asistir a la Asamblea General Ordinaria los accionistas se servirán obterner la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta Ciudad de Chihuahua, Chih., a más tardar el dia 5 de abril de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes comparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban contancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario. 880-17

-0-

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA GENERAL EXTRAORDINARIA
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración de la misma, se convoca a los accionistas de las Series "B", "L" y "D" de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la Asamblea General Extraordinaria que habrá de celebrarse en primera convocatoria el próximo 9 de abril de 2002, a las 11:00 horas, en Av. Universidad #1306, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I.- Discusión y en su caso, aprobación de la fusión de la Sociedad como Fusionante, con las Sociedades Procesadora de materiales Cerro Grande, S.A. de C.V., e Interacabados de Noroeste S.A. de C.V. COMO FUSIONADAS, EMPRESAS QUE A LA FECHA SON SUBSIDIARIAS AL 100% de Internacional de Cerámica, S.A. de C.V., con la única finalidad de simplificar la operación de dichas empresas.

II. Discusión y en su caso, aprobación del proyecto de convenio de fusión entre Internacional de Cerámica S.A. de C.V., como fusionante, y Procesadora de Materiales Cerro Grande S.A., de C.V., e Interacabados de Noroeste S.A., de C.V., como fusionadas, en los términos y condiciones incluidas en el mismo.

III.- Discusión y en caso, aprobación de la modificación a la Cláusula Segunda de los Estatutos Sociales con la finalidad de incluir en la misma las actividades propias de Procesadora de Materiales Cerro Grande, S.A., de C.V., y de Interacabados del Noroeste, S.A. de C.V.
IV.- Nombramiento de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Así mismo por acuerdo del Consejo de Administración de la Sociedad y en los términos de los mencionados estatutos de la Sociedad, se convoca a los accionistas de las Serie "B", para que en esta misma Asamblea Extraordinaria desahoguen los siguientes puntos del Orden del Día:

V.- Discusión y en su caso aprobación de modificaciones a los estatutos sociales de la Sociedad, con el objeto de adecuarlas y dar cumplimiento a las disposiciones de la Ley del Mercado de Valores vigentes.

VI.- Nombramiento de Delegados Especiales para formalizar los acuerdos tomados en el punto V de esta Convocatoria.

Chihuahua, Chih., 27 de febrero de 2002.

Presidente del Consejo de Administración. OSCAR E. ALMEIDA CHABRE.

Para asistir a la Asamblea General Extraordinaria los accionistas se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta Ciudad de Chihuahua, Chih., a más tardar el día 5 de abril de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

883-17

EXHIBIT B

Translation of the Notice to it's Ordinary, Extraordinary and Special Shareholders Meetings, published on February 27, 2002.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
SPECIAL ORDINARY SERIES D SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws and by resolution adopted by the Board of Directors, the holders of the Series D Dividend Preference Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a Special Ordinary Meeting which will be held on April 9, 2002 at 11:25 a.m., Chihuahua time, at Av. Universidad #1306, Chihuahua, Chihuahua, Mexico, to act on the following :

AGENDA

I. Election of the members of the Board of Directors entitled to be elected by the holders of the Series D Shares, to serve as such for the following year in accordance with the Corporate Bylaws or until their successors are duly elected, qualified and take office.

II. Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., February 27, 2002.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Series D Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 5, 2002. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series D Share register maintained by the Company; (ii) persons who deposit Series D Shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of Series D Shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B, L and D shares of the capital stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Extraordinary Meeting which will be held on April 9, 2002 at 11:00 a.m., Chihuahua time, at Av. Universidad #1306, Chihuahua, Chihuahua, Mexico, to act on the following :

AGENDA

I. Discussion and approval of the merger of, wholly owned subsidiaries Procesadora de Materiales Cerro Grande, S.A. de C.V. ("PMCG") and Interacabados del Noroeste, S.A. de C.V. ("INSA"), with The Company pursuant to which the Company shall be the survivor, for purposes of simplifying the operations of the companies.

II. Discussion and approval of the agreement of merger and the terms and provisions included therein.

III. Discussion and approval of the modifications to the Second Clause of the Company's Bylaws in order to include the activities of PMCG and INSA as authorized corporate purposes of the Company.

IV. Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Also, in accordance with the provisions of the Corporate Bylaws, the holders of the Series B shares of the capital stock of the Company, are hereby called to a General Extraordinary Meeting to act on the following agenda:

V. Discussion and approval of the modification of the Corporate Bylaws in order to adjust them to the requirements of the actual "Ley del Mercado de Valores" in Mexico.

VI. Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., February 27, 2002.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 5, 2002. Admission cards will be issued to (i) persons appearing as shareholders of record on the share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney; provided, however, that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
GENERAL ORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B Common Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Ordinary Meeting which will be held on April 9, 2002 at 11:35 a.m., Chihuahua time, at Av. Universidad #1306, Chihuahua, Chihuahua, Mexico, to act on the following :

AGENDA

I. Report of the Board of Directors on the results of operations of the Company for the period of January 1, 2001 to December 31, 2001.
II. Presentation and approval of Financial Statements for the fiscal year ended December 31, 2001.
III. Financial report of the Statutory Auditor of the Company for the fiscal year ended December 31, 2001.
IV. Application of the Net Financial Results for the fiscal year ended December 31, 2001.
V. Increase of funds of the Company's Stock Repurchase Reserve.
VI. Election of members of the Board of Directors entitled to be elected by the holders of the Series B Common Stock to serve for the following year in accordance with Corporate Bylaws or until their successors are duly elected, qualified and take office; and the approval of the compensation of all members of the Board of Directors.
VII. Report of the Board of Directors regarding the Company's Stock Repurchase Reserve.
VIII. Ratification of all actions taken by the Board of Directors during 2001.
IX. Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., February 27, 2002.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 5, 2002. Admission cards will be issued to (i) persons appearing as shareholders of record on the Share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
SPECIAL ORDINARY SERIES L SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws and a resolution adopted by the Board of Directors, the holders of the Series L Limited Voting Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a Special Ordinary Meeting which will be held on April 9, 2002 at 11:15 a.m., Chihuahua time, at Av. Universidad #1306, Chihuahua, Chihuahua, Mexico, to act on the following :

AGENDA

I. Election of the members of the Board of Directors entitled to be elected by the holders of the Series L Shares, to serve as such for the following year in accordance with the Corporate Bylaws or until their successors are duly elected, qualified and take office.

II. Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., February 27, 2002.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Series L Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 5, 2002. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series L Share register maintained by the Company; (ii) persons who deposit Series L Shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of Series L Shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.